UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

Safehaven Labs, Inc. d/b/a Soon

Legal status of Issuer:

> *Form:*
>
> Corporation
>
> *Jurisdiction of Incorporation/Organization:*
>
> Delaware
>
> *Date of Organization:*
>
> February 21, 2017

Physical Address of Issuer:

2701 N Thanksgiving Way, #100, Lehi, UT 84043

Website of Issuer:

https://soon.app

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the Issuer shall pay the Intermediary a fee of six percent (6%) of the dollar amount raised in the Offering.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the Offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
- ☑ Yes
- ☐ No

Oversubscriptions will be Allocated:
- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$1,235,000

Deadline to reach the Target Offering Amount:

July 3, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

3

	Most recent fiscal year-end (2022)	**Prior fiscal year-end (2021)**
Total Assets	$386,851	$424,576
Cash & Cash Equivalents	$223,371	$288,429
Accounts Receivable	$0	$0
Short-term Debt	$28,309	$40,128
Long-term Debt	$100,658	$658
Revenues/Sales	$1,662	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)	($1,481,395)	($645,252)

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Safehaven Labs, Inc. d/b/a Soon



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

SPECIAL NOTICE TO FOREIGN INVESTORS

NOTICE REGARDING THE ESCROW AGENT

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of **$25,000** (the "**Target Offering Amount**") and up to a maximum amount of **$1,235,000** (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C (this **"Offering"**). The Minimum Individual Purchase Amount is **$200** and the Maximum Individual Purchase Amount is **$200,000**. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by **July 3, 2023** (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.**

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/soon (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as <u>Exhibit B</u>, in conjunction with the following summary information.

Not Currently Equity Interests

The Securities are not currently equity interests in the Issuer and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Issuer and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon the next sale (or series of related sales) by the Issuer of its Capital Stock to one or more third parties resulting in gross proceeds to the Issuer of not less than **$5,000,000** cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into shares of the securities issued in said Equity Financing, at the option of the Issuer.

Conversion Upon the First Equity Financing

If the Issuer elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below:

(a) the quotient of **$20,000,000** ("**Valuation Cap**") divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by **90%**.

Such conversion price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Issuer elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Issuer's discretion the Investor will receive, the number of converted securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Issuer's undergoing an **IPO** (as defined below) of its Capital Stock (as defined in the Security) or a **Change of Control** (as defined below) of the Issuer (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Issuer equal to the Purchase Amount divided by the quotient of (a) **$20,000,000** divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, in which the outstanding voting security holders of the Issuer fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which

in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Issuer's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Issuer's board of directors determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Issuer shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Issuer's board of directors.

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Issuer will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Issuer's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Issuer at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Issuer, (ii) a general assignment for the benefit of the Issuer's creditors or (iii) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Issuer of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights unless otherwise provided for by the Issuer. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Issuer's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Issuer ("**Nominee Designee**").

The Issuer does not have any voting agreements in place.

The Issuer does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Issuer cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary a fee of six percent (6%) of the dollar amount raised in the Offering.

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings happening in 2020, 2021 and potentially happening into the future due to COVID-19, the Issuer's revenue has been adversely affected. In December 2019, a novel strain of coronavirus was reported in China. Since then, the novel corona virus, SARS-COV2, has spread globally including across North America and the United States. The spread of SARS-COV2 from China to other countries has resulted in the World Health Organization (WHO) declaring the outbreak of the diseases caused by SARS-COV2, termed "COVID-19", as a "pandemic," or a worldwide spread of a new disease, on March 11, 2020. Many countries around the world, including the United States, have imposed quarantines and restrictions on travel and mass gatherings to slow the spread of the virus, and have closed non-essential businesses.

Specifically, at the time this Memorandum is prepared, we caution that our business could be materially and adversely affected by the risks, or the public perception of the risks, related to the outbreak of COVID-19. Although financial services companies and certain of our partners may be considered essential businesses and therefore allowed to remain operational, they may experience significantly reduced demand. The risk of a pandemic, or public perception of the risk, could cause customers to avoid public places and could cause temporary or long-term disruptions in the supply chains of cryptocurrency issuers and/or delays in the delivery of inventory to cryptocurrency issuers in which our customers invest. Such risks could also adversely affect our customers' financial condition, resulting in reduced spending on our services. "Shelter-in-place" or other such orders by governmental entities could also disrupt our operations, if our employees or the employees of our vendors and service providers that cannot perform their responsibilities from home, are not able to report to work. Risks related to an epidemic, pandemic or other health crisis, such as COVID-19, could also lead to the complete or partial closure of one or more of our facilities or operations of our vendors and service providers.

The spread of SARS-COV2, which has caused a broad impact globally, may materially affect us economically. While the potential economic impact brought by, and the duration of, the COVID-19 health crisis may be difficult to assess or predict, a widespread pandemic could result in significant disruption of global financial markets, reducing our and our customers' ability to access capital, which could in the future negatively affect our and our customers' liquidity. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect our business prospects.

The global outbreak of COVID-19 continues to rapidly evolve. The extent to which COVID-19 may impact our business, operations and financial performance will depend on future developments, including the duration of the outbreak, travel restrictions and social distancing in the United States and other countries, changes to the regulatory regimes under which we operate, the effectiveness of actions taken in the United States and other countries to contain

and treat the disease and whether the United States and additional countries are required to move to complete lock-down status. The ultimate long-term impact of COVID-19 is highly uncertain and cannot be predicted with confidence.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract customers or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our board of directors, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning

programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) company, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order

against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Future growth could strain our resources, and if we are unable to manage our growth, we may not be able to successfully implement our business plan.

We hope to experience rapid growth in our operations, which will place a significant strain on our management, administrative, operational and financial infrastructure. Our future success will depend in part upon the ability of our management to manage growth effectively. This will require that we hire and train additional personnel to manage our expanding operations. In addition, we must continue to improve our operational, financial and management controls and our reporting systems and procedures. If we fail to successfully manage our growth, we may be unable to execute upon our business plan.

Our results of operations and future prospects depend on our ability to retain existing, and attract new, customers. We face intense and increasing competition and, if we do not compete effectively, our competitive positioning and our operating results will be harmed.

We operate in a rapidly changing and highly competitive industry, and our results of operations and future prospects depend on, among others:

- the continued growth of our customer base;

- our ability to monetize our customer base, including through the use of additional products by our existing customers;

- our ability to acquire customers at a lower cost; and

- our ability to increase the overall value to us of each of our customers while they remain on our platform.

We expect our competition to continue to increase, as there are generally no substantial barriers to entry to the markets we serve. In addition to established enterprises, we may also face competition from other early-stage companies attempting to capitalize on the same, or similar, opportunities as we are. Some of our current and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources and a larger customer base than we do. This allows them, among others, to potentially offer more competitive pricing or other terms or features, a broader range of products and services, or a more specialized set of specific products or services, as well as respond more quickly than we can to new or emerging technologies and changes in customer preferences. Our existing or future competitors may develop products or services that are similar to our products and services or that achieve greater market acceptance than our products and services. This could attract new customers away from our services and reduce our market share in the future. Additionally, when new competitors seek to enter our markets, or when existing market participants seek to increase their market share, these competitors sometimes undercut, or otherwise exert pressure on, the pricing terms prevalent in that market, which could adversely affect our market share and/or ability to capitalize on new market opportunities.

Litigation, regulatory actions and compliance issues could subject us to significant fines, penalties, judgments, remediation costs, negative publicity, changes to our business model, and requirements resulting in increased expenses.

Our business is subject to increased risks of litigation and regulatory actions as a result of a number of factors and from various sources, including as a result of the highly regulated nature of the financial services industry and the focus of state and federal enforcement agencies on the financial services industry.

From time to time, we may be involved in, or the subject of, reviews, requests for information, investigations and proceedings (both formal and informal) by state and federal governmental agencies and self-regulatory organizations, regarding our business activities and our qualifications to conduct our business in certain jurisdictions, which could subject us to significant fines, penalties, obligations to change our business practices and other requirements resulting in increased expenses and diminished earnings. Our involvement in any such matter also could cause significant harm to our reputation and divert management attention from the operation of our business, even if the matters are ultimately determined in our favor. Moreover, any settlement, or any consent order or adverse judgment in connection with any

formal or informal proceeding or investigation by a government agency, may prompt litigation or additional investigations or proceedings as other litigants or other government agencies begin independent reviews of the same activities.

The current regulatory environment, increased regulatory compliance efforts and enhanced regulatory enforcement have resulted in significant operational and compliance costs and may prevent us from providing certain products and services. There is no assurance that these regulatory matters or other factors will not, in the future, affect how we conduct our business and, in turn, have a material adverse effect on our business. In particular, legal proceedings brought under state consumer protection statutes or under several of the various federal consumer financial services statutes may result in a separate fine for each violation of the statute, which, particularly in the case of class action lawsuits, could result in damages substantially in excess of the amounts we earned from the underlying activities.

In addition, from time to time, through our operational and compliance controls, we identify compliance and other issues that require us to make operational changes and, depending on the nature of the issue, result in financial remediation to impacted members. These self-identified issues and voluntary remediation payments could be significant, depending on the issue and the number of customers impacted, and also could generate litigation or regulatory investigations that subject us to additional risk.

We will be adversely affected if we are, or any of our subsidiaries is, determined to have been subject to registration as an investment company under the Investment Company Act.

We are currently not deemed an "investment company" subject to regulation under the Investment Company Act of 1940, as amended (the "Investment Company Act"). No opinion or no-action position has been requested of the SEC regarding our business plans and whether we may in the future become an investment company subject to regulation under the Investment Company Act based on our business plans. There is no guarantee we will continue to be exempt from registration under the Investment Company Act and were we to be deemed to be an investment company under the Investment Company Act, and thus subject to regulation under the Investment Company Act, the increased reporting and operating requirements could have an adverse impact on our business, operating results, financial condition and prospects.

In addition, if the SEC or a court of competent jurisdiction were to find that we are in violation of the Investment Company Act for having failed to register as an investment company thereunder, possible consequences include, but are not limited to, the following: (i) the SEC could apply to a district court to enjoin the violation; (ii) we could be sued by investors in us and in our securities for damages caused by the violation; and (iii) any contract to which we are a party that is made in, or whose performance involves a, violation of the Investment Company Act would be unenforceable by any party to the contract unless a court were to find that under the circumstances enforcement would produce a more equitable result than nonenforcement and would not be inconsistent with the purposes of the Investment Company Act. Should we be subjected to any or all of the foregoing, our business would be materially and adversely affected.

Our future growth depends significantly on our marketing efforts, and if our marketing efforts are not successful, our business and results of operations will be harmed.

We have dedicated and intend to continue to dedicate significant resources to marketing efforts. Our ability to attract customers depends in large part on the success of these marketing efforts and the success of the marketing channels we use to promote our products and services. Our marketing channels include, but are not limited to, social media, traditional media such as the press, online affiliations, search engine optimization, and search engine marketing.

While our goal remains to increase the strength, recognition and trust in our brand by increasing our customer base and expanding our products and services, if any of our current marketing channels becomes less effective, if we are unable to continue to use any of these channels, if the cost of using these channels was to significantly increase or if we are not successful in generating new channels, we may not be able to attract new customers in a cost-effective manner or increase the platform activity of our customers. If we are unable to recover our marketing costs through increases in the size, value or overall number of refinancings we originate, or other product selection and utilization, it could have a material adverse effect on our business, financial condition, results of operations, cash flows and future prospects.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Cryptocurrency is a digital representation of value subject to risks of ownership.

Cryptocurrency is a digital representation of value, which can serve as a method of exchange. Cryptocurrencies may be traded for USD or other currencies, but most cryptocurrencies are not supported or backed by any government or bank. Cryptocurrency values are driven solely by supply and demand, and the cryptocurrency markets have been historically highly volatile. There is substantial economic, technical, and societal risk in the cryptocurrency industry. You should conduct extensive research into the cryptocurrency industry before investing. The specific features, functions, operations, characteristics, and use of each cryptocurrency may vary and is likely complex and technical. The Issuer's business is subject to the risks of various cryptocurrencies and various cryptocurrency markets. You should understand the cryptocurrency market before investing.

The trading price of cryptocurrencies, which may be subject to pricing risks, including volatility related risks, has historically been subject to wide swings.

The price of cryptocurrencies is highly speculative and is not based on the performance of an underlying business. Furthermore, the price of cryptocurrencies could be subjected to additional influence from fraudulent or illegitimate actors, real or perceived scarcity, and political, economic, regulatory, tax or other conditions. Changes in the legislative or regulatory environment, or actions by governments or regulators that impact the cryptocurrency industry generally, could also affect the price of cryptocurrencies. These factors may inhibit consumer trust in and market acceptance of cryptocurrencies as a means of exchange, which could have a material adverse effect the value of cryptocurrencies and the Issuer's business. The speculative nature of the price of cryptocurrencies and past dramatic volatility in pricing may create risks for the volatile trading price of cryptocurrencies.

The markets for cryptocurrencies may be underregulated. As a result, the market price of cryptocurrencies may be extremely volatile. Rapid decreases in the price of cryptocurrencies could have a materially adverse effect on our business and results of operations.

Cryptocurrencies that are represented and trade on a ledger-based platform may not necessarily benefit from viable trading markets. Stock exchanges have rules and regulations regarding marketplace conduct, and monitor investors transacting on such platform for fraud and other improprieties.

These conditions may not necessarily be replicated on a cryptocurrency trading platform, depending on the platform's controls and other policies, and there are no controls regarding transactions that take place outside of organized exchanges. Although some cryptocurrency trading platforms are subject to regulation and monitor for illegal activity, because the cryptocurrency market itself is unregulated there are few means to prevent manipulation of prices for the overall market. These factors may decrease liquidity or volume or may otherwise increase volatility of cryptocurrencies, which will have a material adverse effect on our customer accounts and our business prospects.

Banks and financial institutions may not provide banking services, or may cut off services, to businesses that engage in cryptocurrencies- and/or other cryptocurrency-related activities, or that accept cryptocurrencies as payment, including financial institutions of investors in our Securities, and we may be exposed to counterparty risk related to the companies we use to sell our cryptocurrencies.

Although a number of significant U.S. banks and investment institutions, such as Goldman Sachs, Citi Group, J.P. Morgan, Bank of America and BlackRock, have indicated they plan to begin allowing customers to carry and invest in cryptocurrencies, cryptocurrencies' acceptance and use by banks is relatively uncommon and may never become mainstream. Indeed, a number of companies and individuals engaged in cryptocurrencies- and/or other cryptocurrency-related activities have been unable to find banks or financial institutions that are willing to provide them with banking services. Similarly, a number of companies and individuals or businesses associated with cryptocurrencies may have had and may continue to have their existing banking services discontinued with financial institutions in response to government action, particularly in China, where the regulatory response to cryptocurrencies has been to exclude their use for ordinary consumer transactions within China. We also may be unable to obtain or

maintain these services for our business. The difficulty that many businesses that provide cryptocurrency and/or derivatives on other cryptocurrency-related activities have and may continue to have in finding banks and financial institutions willing to provide them services may be decreasing the usefulness of cryptocurrencies as a payment system and harming public perception of cryptocurrencies, and could decrease cryptocurrencies' usefulness and harm its public perception in the future.

The public perception of cryptocurrencies could be damaged if banks or financial institutions were to close the accounts of businesses engaging in cryptocurrency-related activities. This could occur as a result of compliance risk, cost, government regulation or public pressure. The risk applies to securities firms, clearance and settlement firms, national stock and derivatives on commodities exchanges, the over-the-counter market and the Depository Trust Company. The adoption or implementation of similar policies, rules or regulations by these or similar entities could negatively affect our relationships with financial institutions and impede our ability to convert cryptocurrency to fiat currencies. Such factors could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations and harm investors.

The impact of geopolitical and economic events on the supply and demand for cryptocurrencies is uncertain.

Geopolitical crises may motivate large-scale purchases of cryptocurrencies, which could rapidly increase the price of cryptocurrencies. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior dissipates, adversely affecting the value of customer accounts following such downward adjustment. Such risks are similar to the risks of purchasing other commodities in uncertain times, such as the risk of purchasing, holding or selling gold. Alternatively, as an emerging asset class with limited acceptance as a payment system or commodity, global crises and general economic downturn may discourage investment in cryptocurrencies as investors focus their investment on less volatile asset classes as a means of hedging their investment risk.

Cryptocurrencies, which are relatively new, are subject to supply and demand forces. How such supply and demand will be impacted by geopolitical events is largely uncertain but could be harmful to our customers and our investors. Political or economic crises may motivate large-scale acquisitions or sales of cryptocurrencies either globally or locally. Such events could have a material adverse effect on the value of cryptocurrencies.

The further development and acceptance of blockchain networks, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of blockchain networks and blockchain assets would have an adverse material effect on the successful development and adoption of cryptocurrencies.

The growth of the blockchain industry in general, as well as the blockchain networks on which cryptocurrencies rely, is subject to a high degree of uncertainty. The factors affecting the further development of the cryptocurrency and cryptosecurity industry, as well as blockchain networks, include, without limitation, (i) worldwide growth in the adoption and use of cryptocurrencies, cryptosecurities and other blockchain technologies; (ii) government and quasi-government regulation of cryptocurrencies, cryptosecurities and other blockchain assets and their use, or restrictions on or regulation of access to and operation of blockchain networks or similar systems; (iv) the maintenance and development of the open-source software protocol of cryptocurrency or cryptosecurities networks; (v) changes in consumer demographics and public tastes and preferences; (vi) the availability and popularity of other forms or methods of buying and selling goods and services, or trading assets including new means of using government-backed currencies or existing networks; (vii) general economic conditions and the regulatory environment relating to cryptocurrencies and cryptosecurities; and (viii) a decline in the popularity or acceptance of cryptocurrencies or other blockchain-based tokens would adversely affect the value of cryptocurrencies held by our customers.

The cryptocurrency and cryptosecurities industries as a whole have been characterized by rapid changes and innovations and are constantly evolving. Although they have experienced significant growth in recent years, the slowing or stopping of the development, general acceptance and adoption and usage of blockchain networks and blockchain assets may deter or delay the acceptance and adoption of cryptocurrencies which will harm our business.

Acceptance and/or widespread use of cryptocurrency is uncertain.

There are increasing public reports of businesses, insurance companies and local governments, among other organizations, either holding or planning to utilize cryptocurrencies as a store of value or as a medium of exchange and payment method. Other companies, typically through partnerships with digital currency processors, have also begun to increase the adoption of cryptocurrencies in the retail and commercial marketplace. Despite these public reports, there is still a relatively limited use of any cryptocurrency in the retail and commercial marketplace, thus

contributing to price volatility that could adversely affect our customer accounts. Banks and other established financial institutions may refuse to process funds for cryptocurrency transactions, process wire transfers to or from cryptocurrency exchanges, cryptocurrency-related companies or service providers, or maintain accounts for persons or entities transacting in cryptocurrency. Conversely, a significant portion of cryptocurrency demand is generated by investors seeking a long-term store of value or speculators seeking to profit from the short- or long-term holding of the asset. Price volatility, slow processing speeds, and high transaction costs undermine cryptocurrency's role as a medium of exchange, as retailers are less likely to accept it as a direct form of payment. Market capitalization for cryptocurrency as a medium of exchange and payment method may always be low.

The relative lack of acceptance of cryptocurrencies in the retail and commercial marketplace, or a reduction of such use, limits the ability of end users to use them to pay for goods and services. Such lack of acceptance or decline in acceptance could have a material adverse effect on the value of cryptocurrencies.

Transaction fees may decrease demand for cryptocurrency and prevent expansion.

A miner that successfully adds a block to the blockchain is remunerated with newly minted coins (known as the "block reward") and may potentially also receive transaction fees.

Transaction fees are not pre-determined by most cryptocurrency protocols and vary based on market factors, such as user demand and the capacity of the network. If transaction fees paid for cryptocurrency transactions become too high, users may be motivated to move away from the cryptocurrency networks entirely. Either the requirement from miners of higher transaction fees in exchange for recording transactions in a blockchain or a software upgrade that automatically charges fees for all transactions may decrease demand for cryptocurrency and prevent the expansion of the cryptocurrency networks to retail merchants and commercial businesses, either of which could result in a reduction in the price of cryptocurrencies that could adversely impact our customers and our business. Decreased use and demand for cryptocurrencies may adversely affect their value and result in a reduction in the price of cryptocurrencies.

It may be illegal now, or in the future, to acquire, own, hold, sell or use cryptocurrencies, participate in blockchains or utilize similar cryptocurrency assets in one or more countries, the ruling of which would adversely affect the value of cryptocurrencies.

Several countries have taken and may continue taking regulatory actions that could severely restrict the right to acquire, own, hold, sell or use cryptocurrency assets or to exchange them for fiat currency. For example, in China and Russia, it is illegal to accept payment in bitcoin and other cryptocurrencies for consumer transactions and banking institutions are barred from accepting deposits of cryptocurrencies. Additional countries, including the United States, could take similar measures to ban or limit the holding of certain cryptocurrencies such as bitcoin. Such circumstances could have a material adverse effect on the value of cryptocurrencies and negatively impact our business prospects.

If the award of cryptocurrency rewards for solving blocks is not sufficiently high, miners may not have adequate incentive to continue mining and may cease mining operations, which may make the blockchains they support with their mining activity less stable.

As the number of bitcoin rewards awarded for solving a block in the bitcoin blockchain decreases, the relative cost of mining bitcoin will also increase, unless there is a corresponding increase in demand for that bitcoin. Even relatively stable demand may not be sufficient to support the costs of mining because as new miners begin working to solve blocks, the relative amount of energy expended to obtain a cryptocurrency award will tend to increase. This increased energy directly relates to an increased cost of mining, which means an increased cost of obtaining a bitcoin award. This increased cost, if not met with a corresponding increase in the market price for the bitcoin resulting from increased scarcity and/or demand, may lead miners to conclude they do not have an adequate incentive to continue mining and, therefore, may cease their mining operations. This reduction in active miners supporting a blockchain may result in a reduction in the aggregate hash rate devoted to the blockchain as its bitcoin award is reduced. We believe this would tend to adversely affect the confirmation process for transactions (i.e., temporarily decreasing the speed at which blocks are added to a blockchain until the next scheduled adjustment in difficulty for block solutions) and make bitcoin networks more vulnerable to a malicious actor or botnet. This could permit such malicious actor or botnet to manipulate a blockchain in a manner that adversely affects our customer accounts. A reduction in confidence in the confirmation process or processing power of the network could result and may be irreversible. Such events could have a material adverse effect on the value of cryptocurrencies.

If regulatory changes or interpretations of our activities require us to register under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, or otherwise under state laws, we may incur significant compliance costs, which may have a material negative effect on our business.

Cryptocurrencies are treated as "money" by FinCEN, and business engaged in the transfer of money or other payments services are subject to registration and licensure requirements at the U.S. federal level and also under U.S. state laws. While FinCEN has issued guidance that cryptocurrency mining, without engagement in other activities, does not require registration and licensure with FinCEN, this could be subject to change as FinCEN and other regulatory agencies continue their scrutiny of the bitcoin network and cryptocurrencies generally. To the extent that our business activities cause us to be deemed a money services business ("MSB") under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, we may be required to comply with FinCEN regulations, including those that would mandate us to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records.

To the extent that our activities would cause us to be deemed a "money transmitter" ("MT") or equivalent designation under state law in any state in which it may operate, we may be required to seek a license or otherwise register with a state regulator and comply with state regulations that may include the implementation of anti-money laundering programs, including implementing a know-your-counterparty program and transaction monitoring, maintenance of certain records and other operational requirements.

Such additional federal or state regulatory obligations may cause us to incur extraordinary expenses. Furthermore, we may not be capable of complying with certain federal or state regulatory obligations applicable to MSBs and MTs, such as monitoring transactions and blocking transactions, because of the nature of the blockchain. If we are deemed to be subject to, and it is determined we are not in compliance with such additional regulatory and registration requirements, we may act to dissolve and liquidate.

Risks Related to the Offering

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The Issuer could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters")

Prior to filing this Form C, the Issuer engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the Offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit D. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to

execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Issuer decides to convert the Securities or until there is a change of control or sale of substantially all of the Issuer's assets. The Investor may never directly hold equity in the Issuer.

Investors will not have an ownership claim to the Issuer or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Issuer. Investors will not become equity holders of the Issuer unless the Issuer receives a future round of financing great enough to trigger a conversion and the Issuer elects to convert the Securities. The Issuer is under no obligation to convert the Securities. In certain instances, such as a sale of the Issuer or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Issuer. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Issuer or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Issuer even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Issuer will exercise voting control over the Securities. Upon conversion, the Securities will continue to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Issuer unless otherwise provided for by the Issuer.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Issuer has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Issuer.

The Issuer may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Issuer may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Issuer may never undergo a liquidity event such as a sale of the Issuer or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Issuer's assets or profits and have no voting rights or ability to direct the Issuer or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Issuer's equity securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Issuer's needs, the Issuer may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Issuer has certain equity grants and convertible securities outstanding. Should the Issuer enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Issuer at the time of conversion.

In the event the Issuer decides to exercise the conversion right, the Issuer will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Issuer may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Issuer.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Issuer, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Issuer, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Issuer.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their subscription amount upon the occurrence of certain events, if the Issuer does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Issuer does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Safehaven Labs, Inc. is a consumer-focused automated investment app. The Issuer formerly did business as "GratiFi", but the Issuer is currently doing business as "Soon".

The Issuer conducts business in Utah and sells software services through the internet and via mobile apps throughout the United States (excluding New York and Texas).

Business Plan

Even though crypto has experienced triple-digit YoY consumer adoption over the last 5 years, it is still early days for crypto as 84% of Americans have still never invested. They aren't investing because crypto is complicated, volatile, and plagued by bad actors. Investing is stressful, intimidating and time-consuming, especially for new investors.

Soon solves these problems and makes investing in crypto simple and stress-free. With Soon, consumers don't need to have any experience, don't need to spend hours researching the market, and don't need to deal with emotional roller coaster of market volatility. Soon fully automates every aspect of crypto investing, including portfolio selection, buying, selling, money transfers, and taxes. Soon capitalizes on micro-opportunities that exist in markets daily, and can produce strong returns for consumers even when the market is in decline. Soon is perfectly positioned to be the go-to service for new crypto investors over the next 5-10 years as crypto adoption matures.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
Soon: automated crypto investing app	Soon is a Y Combinator-backed fintech app that automatically reimburses daily spending with your crypto gains. Soon is simple and stress free, fully-automating the process of portfolio selection, money transfers, buying, selling, and taxes. Soon capitalizes on micro-opportunities that exist in markets daily, and can produce strong returns for consumers even when the market is in decline.	Soon is a consumer fintech designed for people looking for a simple way to invest in crypto. Soon is best aligned with the needs of sem-affluent millennials who have extra money, know they should be investing, but lack the experience, time or confidence to do so.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. Soon's competitors are mainly focused on providing speculative crypto investing services that make investing in crypto accessible to consumers and retail investors. All of our competitors list their services in the iOS App Store and Google Play Store. Soon differentiates its offering by providing a simple, automated, non-speculative product. Competitors either provide little automation or provide automation that requires significant configuration and ongoing management, whereas Soon is a one-time, set and forget service.

Customer Base

Soon's early adopters are all US based, mostly male, have experience investing in crypto and enjoy trying new fintech apps.

Supply Chain

Soon is provided via mobile app available in both the iOS App Store and the Google Play Store. With Soon, customers receive custodial crypto services and also the ability to buy and sell crypto. Those services are provided via Soon's partner Fortress Trust, a Nevada Trust corporation. Although the Issuer is dependent upon certain third-party vendors, the Issuer has access to alternate service providers in the event our current third-party vendors are unable to provide services or any issues arise with our current vendors where a change is required to be made. The Issuer does not believe the loss of a current third-party vendor or service provider would cause a major disruption to our business, although it could cause short-term limitations.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
US16/225,841	Apparatus, system, and method for intelligent choice in currency	Utility Patent	December 19, 2018	Pending	USA
88512476	Soon	Service Mark	July 12, 2019	Pending	USA

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees, and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds if the Intermediary Fees applied are six percent (6.0%) of the dollar amount raised in the Offering:

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$74,100
New Product Marketing	56.4%	$14,100	56.4%	$696,540
Research and Development	4.7%	$1,175	4.7%	$58,045
New Hires	18.8%	$4,700	18.8%	$232,180
General Working Capital	14.1%	$3,525	14.1%	$174,135
Total	**100%**	**$25,000**	**100%**	**$1,235,000**

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements. For example, economic conditions may alter the Issuer's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category of at least ten percent (10%) in the table above, so as to assist you in understanding how the offering proceeds will be used.

> **New Product Marketing**
> Our ROAS has been up to 1:8, we don't currently have a sales team. Most everything has been inbound through strong SEO/SEM and Adwords via Google and Meta (formerly Facebook). We plan to continue these efforts to help us grow 3X+ annually.

> **New Hires**
> To continue recruiting top talent to join our team, we plan to hire 2 Sales Account Executive and 1 CTO.

> **General Working Capital**
>
> This capital is to support our existing team and efforts that are pushing 30% compound monthly growth rate (CMGR). Monthly subscriptions for software and tools used for marketing and sales.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Aaron Bylund	Founder, Co-CEO, Director	Safehaven Labs, Inc. d/b/a Soon, Co-CEO, April 2022 to Present Responsibilities: Leading Marketing and Investor Relations efforts Safehaven Labs, Inc. d/b/a Soon, Chief Marketing Officer, March 2021 to April 2022 Responsibilities: Led marketing efforts. Nu Skin International, Director of Corporate Strategy, March 2018 to March 2021 Responsibilities: Developed long-term strategy and assisted with M&A efforts. Nu Skin International, Director of Digital Corporate Communications, March 2015 to March 2018 Responsibilities: Managed all public facing digital properties to improve online reputation.	N/A
Michael Shattuck	Founder, Co-CEO, Director	Safehaven Labs, Inc. d/b/a Soon, Co-CEO, April 2022 to Present Responsibilities: Leads product development and manages internal company operations. Safehaven Labs, Inc. d/b/a Soon, Chief Technology Officer, February 2017 to April 2022 Responsibilities: Led product development.	Bachelor of Science, Software Engineering, Western Governors University (2022)

Kevin Hammons	Head of Growth and Analytics	Safehaven Labs, Inc. d/b/a Soon, Head of Growth and Analytics, October 2021 to Present Responsibilities: Manages finances, establishing & managing analytical framework, assisting with marketing efforts as needed. Cricut, Inc., Head of Analytics, April 2018 to October 2021 Responsibilities: Created and oversaw the analytical frameworks for Cricut's web & mobile platform usage, IoT usage, marketing analytics, sales analytics, channel utilization analytics, eCom campaign tracking and conversion optimization, subscription churn/retention modeling, product pricing models, and new product development parts worth analysis. Oversaw the data aspects of Cricut's initial public offering, including those used in the Form S-1, as well as those subsequently used in Form 10-K & Form 10-Q reports.	MBA, Master of Science in Information Management, Services Marketing & Analytics, Arizona State University (2013) Bachelor of Science, Marketing, Utah Valley University in (2010)

Biographical Information

Aaron Bylund – In early 2022 Mr. Bylund became Co-CEO of Safehaven Labs Inc DBA Soon, assuming the responsibilities of investor relations while maintaining the same responsibilities of his previous role as CMO (Chief Marketing Officer). He was part of the founding team of Safehaven Labs Inc. which was incorporated in 2017. He became a full-time employee in March of 2021. Prior to this Mr. Bylund was employed by Nu Skin International and served as the Director of Corporate Strategy and previously as the Director of Corporate Communications at Nu Skin beginning in March of 2015. The previous 6 years Mr. Bylund led marketing, design and technology efforts at More Good Foundation and marketing and design efforts at ClearCenter. His experience focuses primarily on forward-facing activities including sales, marketing, communications, design and conversion optimization and he has served significantly in leadership and strategic roles.

Michael Shattuck - Michael Shattuck co-founded Safehaven Labs, Inc in 2017 and acted as the CTO until April 2022, when he assumed the role of Co-CEO. Prior to this, Mr. Shattuck had worked for nearly 15 years as a technology leader and software engineer. In 2020, he worked for Hitched as Director of Engineering, where he worked closely with the Chief Product Officer and the engineering team to develop proprietary worksite management software. Before Hitched, he worked for nearly 5 years as a Technical Lead and Senior Software Engineer at Pluralsight. In this role, Mr. Shattuck was responsible for the architecture and development of the identity, encryption, and authentication system at the heart of Pluralsight's security. He also built a content-recommendation system, which processed large data sets through a machine-learning algorithm. Prior to his work at Pluralsight, he worked for 2 years as a Software Architect and Engineer at Vivint, where he was responsible for the financial system. While there, he devised and implemented a new invoicing system as well as a general ledger reporting system. From Nov 2014 to Feb 2015, he sat as a Member of the Board of Directors for Klymit, an outdoor recreation company where he consulted and advised on technical solutions for the industry. Among various other software engineering roles, Mr. Shattuck worked for roughly 10 years as a freelance software consultant, leader, and developer, working with several companies, such as Progressive Leasing and Cricut. He received a bachelor of science degree in software engineering from Western Governors University in 2022.

Kevin Hammons - Kevin Hammons joined Safehaven Labs DBA Soon in October 2021 as the Head of Investment Advisory and Analytics, transitioning to Head of Growth and Analytics in April 2022. Prior to joining Soon, Mr. Hammons had served as Head of Analytics with Cricut, Inc since April 2018 where he created and oversaw the analytical frameworks for Cricuts web & mobile platform usage, IoT usage, marketing analytics, sales analytics, channel utilization analytics, eCom campaign tracking and conversion optimization, subscription churn/retention

modeling, product pricing models, and new product development parts worth analysis. He oversaw the data aspects of Cricut's IPO, including those used in the Form S-1, as well as those subsequently used in Form 10-K & Form 10-Q reports. Prior to his time with Cricut, Mr. Hammons Served as a Sr. Marketing Analyst for Overstock from 2015 to 2018, and Principal Product Analyst for Domo from 2013 to 2015. Mr. Hammons received an MBA and a Masters of Science in Information Management, with concentrations in Services Marketing & Analytics respectively, from Arizona State University in 2013, and a Bachelor of Science degree in Marketing from Utah Valley University in 2010.

Indemnification

Indemnification is authorized by the Issuer to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized capital stock consists of 10,000,000 shares of common stock of which 5,006,554 are issued and outstanding, par value $0.00001 per share (the "**Common Stock**"). In 2020, the Company adopted a 2020 Equity Incentive Plan ("**2020 Plan**") which permits the grant or option of shares to its employees for up to 432,750 shares of common stock.

Outstanding Capital Stock

As of the date of this Form C, the Issuer's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	5,006,554
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more Common Stock which may dilute the Security. The holders of the Issuer's Common Stock have the power to elect the Board of Directors of the Issuer; control of the Issuer is vested in the Board of Directors and the Common Stockholders, and the holder of the Security issued pursuant to this Offering will have no voting rights or control rights with respect to the Issuer, including no antidilution rights, inspection rights or information rights.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer has the following additional securities outstanding:

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$980,000
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	All capitalized terms used below have the meanings as set forth in the SAFEs. The Post-Money Valuation Cap is $6,750,000. The "Discount Rate" is 80%. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price, rounded down to the nearest whole share. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Issuer's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Issuer's securityholders, or under any applicable laws. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. This Safe will automatically terminate (without relieving the Issuer of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due

	the Investor pursuant to a Liquidity Event or Dissolution Event.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional SAFEs or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the exercise of such additional SAFEs or other convertible securities would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	10.6%*

*Assumes a conversion in an Equity Financing of $5,000,000 at a pre-money valuation of $20,000,000.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$1,175,000
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	All capitalized terms used below have the meanings as set forth in the SAFEs. There is no Valuation Cap. The "Discount Rate" is 90%. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Discount Rate. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Issuer's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Issuer's securityholders, or under any applicable laws. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

	In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. This Safe will automatically terminate (without relieving the Issuer of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to a Liquidity Event or Dissolution Event.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional SAFEs or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the exercise of such additional SAFEs or other convertible securities would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.7%*

*Assumes a conversion in an Equity Financing of $5,000,000 at a pre-money valuation of $20,000,000.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$375,000
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	All capitalized terms used below have the meanings as set forth in the Safe. If there is an Equity Financing (where the Issuer receives at least $250,000 from investors) before the termination of this Safe, on the Equity Financing Closing Date, this Safe will automatically convert into the greater of: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) subject to Section 4 of the SAFE (MFN Provision below), a number of shares of MFN Stock equal to the Purchase Amount divided by the MFN Conversion Price Per Share. MFN Provision - If the Issuer issues any MFN Converting Securities prior to termination of this Safe, then: (i) in the event of an Equity Financing, this Safe will automatically (without any action on the part of the Issuer or Investor) convert into shares of MFN Stock in the Equity Financing at the MFN Conversion Price Per Share, as set forth in Section 1(a) of the Safe, or (ii) in a Liquidity Event or Dissolution Event, this Safe will

	entitle the Investor to the greatest consideration payable pursuant to either (a) the terms of such MFN Converting Securities or (b) as set forth in Section 1(b) of the Safe, without reference to Section 4 of the Safe; in either case, effective immediately prior to the termination of this Safe (such that the Investor benefits from such more favorable terms in the Equity Financing, Liquidity Event, or Dissolution Event, as applicable). If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority sections set forth in Section 1(d) of the Safe and the MFN provision in Section 4 of the Safe and referenced above) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Issuer's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Issuer's securityholders, or under any applicable laws. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) of this Safe) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. This Safe will automatically terminate (without relieving the Issuer of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to a Liquidity Event or Dissolution Event.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional SAFEs or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the exercise of such additional SAFEs or other convertible securities would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.3%*

*Assumes a conversion in an Equity Financing of $5,000,000 at a pre-money valuation of $20,000,000 and MFN Provision applied based on SAFEs issued with Valuation Cap of $6,750,000 to determine MFN Conversion Price Per Share.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$125,000
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	All capitalized terms used below have the meanings as set forth in the Safe. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into a number of shares of Safe Preferred Stock equal to the Issuer Capitalization multiplied by the YC Percentage (7%). Equity Financing has no minimum financing amount in its definition. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority sections set forth in Section 1(d) of the Safe) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the YC Percentage (the "Conversion Amount"). If any of the Issuer's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Issuer's securityholders, or under any applicable laws. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) of this Safe) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. This Safe will automatically terminate (without relieving the Issuer of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due

	the Investor pursuant to a Liquidity Event or Dissolution Event.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional SAFEs or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the exercise of such additional SAFEs or other convertible securities would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	6.5%*

*Assumes a conversion in an Equity Financing of $5,000,000 at a pre-money valuation of $20,000,000.

Type	Options to Purchase Common Stock*
Amount outstanding	109,524
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Options to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Options to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2%

*All awards have been issued under the Issuer's 2020 Equity Incentive Plan (the "Plan"). There are 432,750 Common Shares authorized for issuance under the Plan.

Outstanding Debt

As of the date of this Form C, the Issuer has the following debt outstanding:

Type	Long Term Debt
Creditor	Central Payments
Amount Outstanding	$100,000
Interest Rate and Amortization Schedule	8% annual
Description of Collateral	None
Other Material Terms	N/A
Maturity Date	N/A

Type	Short Term Debt
Creditor	Dorsey & Whitney
Amount Outstanding	$34,440.56
Interest Rate and Amortization Schedule	N/A
Description of Collateral	None
Other Material Terms	$5,000/month payment schedule
Maturity Date	N/A

Type	Short Term Debt
Creditor	Parsons Behle & Latimer
Amount Outstanding	$3,145.50
Interest Rate and Amortization Schedule	N/A
Description of Collateral	None
Other Material Terms	N/A
Maturity Date	N/A

Type	Founder Loan
Creditor	Aaron Bylund
Amount Outstanding	$138,300.96
Interest Rate and Amortization Schedule	N/A
Description of Collateral	None
Other Material Terms	N/A
Maturity Date	N/A

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)*
Aaron Bylund	1,818,766, Common Stock	36.3%
Michael Shattuck	1,826,168, Common Stock	36.5%

*On a fully-diluted basis.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of April 25, 2023, the Issuer had an aggregate of $164,471.97 in cash and cash equivalents, leaving the Issuer with approximately 4.5 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

There are no material changes or other information.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity) Pre-Seed	$980,000	15	Hiring; Product Development; Legal Expenses; Partnership Development	8/27/2019 – 9/27/2021	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity) Seed	$1,550,000	9	Hiring; Product Development; Separation and Severance Payments	12/23/2021 - 3/30/2022	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.


TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST


From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is,

as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

The Issuer has received advances and/or loans from the founders. Aaron Bylund, Founder/Co-CEO/Director, has loaned the Issuer $138,300.96.   These loans are undocumented and have no interest rate or specified maturity date.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at https://soon.app.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.


ADDITIONAL INFORMATION


The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Aaron Bylund
(Signature)

Aaron Bylund
(Name)

Co-CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Aaron Bylund
(Signature)

Aaron Bylund
(Name)

Director and Co-CEO
(Title)

May 2, 2023
(Date)

/s/ Michael Shattuck
(Signature)

Michael Shattuck
(Name)

Director and Co-CEO
(Title)

May 2, 2023
(Date)

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Financial Statements

Safehaven Labs Inc.
(dba Soon)

(a Delaware Corporation)

Unaudited Financial Statements
Period of January 1, 2021
through December 31, 2022

Reviewed by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Safehaven Labs Inc.

Table of Contents



Independent Accountant's Review Report

March 29, 2023
To: Management of Safehaven Labs Inc.
Attn: Aaron Bylund, CEO
Re: 2022-2021 Financial Statement Review – Safehaven Labs Inc. (dba Soon)

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of Safehaven Labs Inc. (the "Company"; doing business as Soon), which comprise the balance sheet as of December 31, 2022 and December 31, 2021 and the related statements of income, equity, and cash flows for the period of January 1, 2021 through December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of Safehaven Labs Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

TaxDrop LLC

TaxDrop LLC
Robbinsville, New Jersey
March 29, 2023

SAFEHAVEN LABS, INC (dba Soon)
BALANCE SHEETS
December 31, 2022 and December 31, 2021
(Unaudited)

ASSETS		2022		2021
Current Assets				
Cash and cash equivalents	$	223,371	$	288,429
Prepaid Expenses		129,684		125,002
Other current assets		1,662		0
Total Current Assets		**354,717**		**413,431**
Property and Equipment				
Machinery and equipment		21,472		3,923
Accumulated Depreciation		(3,770)		(98)
Net Property and Equipment		**17,703**		**3,825**
Other Assets				
Due to/from founder	$	10,154	$	154
Intangibles, net		4,277		7,166
Total Other Assets		**14,432**		**7,320**
Total Assets	$	**386,851**	$	**424,576**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable	$	26,414	$	27,911
Credit Cards		1,895		12,217
Total Current Liabilities		**28,309**		**40,128**
Long-Term Liabilities				
Brand Partnership Liability		100,000		0
Due to / from Founder		658		658
Total Long-Term Liabilities		**100,658**		**658**
Total Liabilities		**128,967**		**40,786**
Stockholders' Equity				
Common Stock, $0.00001 par value; 10,000,000 authorized;				
5,006,554 and 6,014,656 issued and outstanding as of				
December 31, 2022 and 2021, respectively		69		60
Additional Paid in Capital		266,073		260,593
Additional Paid in Capital - SAFEs		2,530,000		1,580,000
SAFE receivable		-		(400,000)
Retained Earnings		(2,538,258)		(1,056,863)
Total Stockholders' Equity		**257,884**		**383,790**
Total Liabilities and Stockholders' Equity	$	**386,851**	$	**424,576**

The accompanying footnotes are an integral part of these financial statements.

SAFEHAVEN LABS, INC (dba Soon)
INCOME STATEMENTS
For the Years Ended December 31, 2022 and December 31, 2021
(Unaudited)

	2022	2021
Revenues	$ 1,662	$ -
Operating Expenses		
Advertising and marketing	43,184	5,114
General and administrative	200,527	135,056
Salaries and wages	496,093	281,153
Rent	5,065	4,970
Professional services	402,828	218,861
Depreciation and amortization	3,671	98
Total Operating Expenses	**1,151,368**	**645,252**
Other Income		
Other income/(expense)	(328,800)	-
Interest expense	-	-
Impairment of intangible	(2,889)	-
Total Other income (expense)	**(331,689)**	**-**
Net Income (Loss)	**$ (1,481,395)**	**$ (645,252)**

The accompanying footnotes are an integral part of these financial statements.

SAFEHAVEN LABS, INC (dba Soon)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2022 and December 31, 2021
(Unaudited)

	Common Stock		Additional Paid in Capital	Additional Paid in Capital - SAFES	SAFEs Receivable	Retained Earnings	Total Stockholders' Equity
	Shares	Value ($ par)					
Balance as of December 31, 2020	**5,967,861**	**60**	**214,593**	**420,000**	**-**	**(411,611)**	**223,042**
Issuance of Common Stocks	46,795	0	46,000	-	-	-	46,000.00
Issuance of SAFE Notes	-	-	-	1,160,000	(400,000)	-	760,000
Net loss	-	-	-	-	-	(645,252)	(645,252)
Balance as of December 31, 2021	**6,014,656**	**60**	**260,593**	**1,580,000**	**(400,000)**	**(1,056,863)**	**383,790**
Issuance of Common Stocks	895,600	9	5,480	-	-	-	5,489
Repurchase of Common Stock	(1,903,702)	-	-	-	-	-	-
Issuance of SAFE Notes	-	-	-	950,000	400,000	-	1,350,000
Net loss	-	-	-	-	-	(1,481,395)	(1,481,395)
Balance as of December 31, 2022	**5,006,554**	**69**	**266,073**	**2,530,000**	**-**	**(2,538,258)**	**257,884**

The accompanying footnotes are an integral part of these financial statements.

SAFEHAVEN LABS, INC (dba Soon)
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2022 and December 31, 2021
(Unaudited)

	2022	2021
Cash Flows from Operating Activities		
Net Income (Loss)	$ (1,481,395)	$ (645,252)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization	3,671	98
Impairment	2,889	-
Changes in operating assets and liabilities:		
Prepaids	(4,683)	(50,000)
Other current assets	(1,662)	-
Due to/from founder	(10,000)	
Accounts payable	(1,497)	(17)
Credit Cards	(10,322)	11,046
Brand Partnership Liability	100,000	-
Net cash provided by (used in) operating activities	**(1,402,998)**	**(684,125)**
Cash Flows from Investing Activities		
Machinery and Equipment	17,549.37	3,922.90
Net cash used in investing activities	**17,549**	**3,923**
Cash Flows from Financing Activities		
Issuance of Common Stock	5,489	46,000
Issuance of Safe Notes	1,350,000	760,000
PPP Loan		
Issuance of Common Stock		
Net cash used in financing activities	**1,355,489**	**806,000**
Net change in cash and cash equivalents	**(65,058)**	**117,952**
Cash and cash equivalents at beginning of period	288,429	170,477
Cash and cash equivalents at end of period	**$ 223,371**	**$ 288,429**
Supplemental information		
Interest paid	-	-
Income taxes paid	-	-

The accompanying footnotes are an integral part of these financial statements.

SAFEHAVEN LABS, INC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

Safehaven Labs, Inc, dba Soon (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on February 21, 2017. The Company is an app-based consumer crypto investing provider. The Company's headquarters are in Salt Lake City, Utah. The Company began operations in 2017.

Since inception, the Company has relied on contributions from investors. As of December 31, 2022, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 10). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 11), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties. Management has evaluated these conditions and concluded that substantial doubt about the Company's ability to continue as a going concern has been alleviated through March 29, 2024, and no adjustments have been made to the financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include recording of depreciation and amortization and the collectible valuation of accounts receivable.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The accounts are Federal Deposit Insurance Corporation insures balances up to $5,000,000 through partner banks and use of sweep networks. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

SAFEHAVEN LABS, INC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021
(UNAUDITED)

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the income statement.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

Prepaid Expenses

Prepaid expenses consist of marketing and legal expenses paid up front to vendors for future services.

Other Expenses - Brand Partnership Liability

The Company terminated an agreement with a brand partnership in 2022. As a result, the Company incurred an expense of $388,800 and has a remaining liability of $100,000 due to the terminated partnership agreement.

Cryptocurrencies

Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the cryptocurrency at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted. In 2022, the Company recognized a $2,889 impairment expense related to decrease in the fair value.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

SAFEHAVEN LABS, INC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021
(UNAUDITED)

There were no assets or liabilities requiring fair value measurement as of December 31, 2022 and 2021.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2022 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2022, the unrecognized tax benefits accrual was zero.

Revenue Recognition

Effective January 1, 2019, the Company adopted FASB ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues transfer fees associated with customer activity and from premium memberships. The Company's payments are collected upfront. The Company has deferred revenue totaling $0 and $0 on December 31, 2022 and 2021, respectively, for orders that have been paid but the performance obligations have not been met.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Stock Based Compensation

Deferred cash compensation expense reflects the fair value of equity-based awards that have vested at the end of the reporting period and is remeasured at the end of every reporting period.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021. The new standard has an immaterial impact on the financial statements and related disclosures.

SAFEHAVEN LABS, INC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021
(UNAUDITED)

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2021, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

NOTE 4- RELATED PARTY

From time to time the Company takes advances and/or loans from founders. As of December 31, 2022, and 2021, the balance of due from founders was $10,154 and $154, respectively for each year end date. These advances have no interest rate or specified maturity date.

NOTE 5 – FIXED ASSETS

Fixed assets at December 31, 2021 and 2020 consists of the following:

	2022	2021
Machinery and Equipment	21,472	3,923
Accumulated Depreciation/Amortization	(3,770)	(98)
Total	**$ 17,703**	**$ 3,825**

NOTE 6 – Intangible Assets

Intangible Assets consist of cryptocurrency. As of December 31, 2022 and 2021 the balance consisted of the following:

	2022	2021
Cryptocurrency	4,277	7,166
Total	**$ 4,277**	**$ 7,166**

NOTE 7 – EQUITY

Common Stock

The Company authorized 10,000,000 shares of common stock at $0.00001 par value.

In 2021, the Company issued 46,795 shares of Common stock. In 2022, the Company issued 895,600 shares of common stock and repurchased 1,903,702 shares of common stock from a former employee. As of December 31, 2022, and December 31, 2021 the Company had 5,006,554 and 6,014,656 shares of common stock issued and outstanding.

Additional Paid-In Capital – SAFEs

SAFEHAVEN LABS, INC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021
(UNAUDITED)

Prior to 2021, the Company issued Simple Agreements for Future Equity ("SAFEs") totaling $545,000. The SAFEs are automatically convertible into preferred units on the completion of an equity financing event ("Qualified Financing"). The conversion price is the lesser of 80% of the price per unit of preferred units received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $6,750,000 divided by the sum of all Company interests issued and outstanding, assuming exercise or conversion of all outstanding profits interest, vested and unvested options, warrants and other convertible securities, but excluding all SAFEs, convertible promissory notes, and including all interests reserved and available for future grant under any equity incentive or similar plan of the Company and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing.

In 2021, the Company issued Simple Agreements for Future Equity ("SAFEs") totaling $1,035,000. The SAFEs are automatically convertible into preferred units on the completion of an equity financing event ("Qualified Financing"). SAFEs totaling $435,000 have a conversion price the lesser of 80% of the price per unit of preferred units received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $6,750,000 divided by the sum of all Company interests issued and outstanding, assuming exercise or conversion of all outstanding profits interest, vested and unvested options, warrants and other convertible securities, but excluding all SAFEs, convertible promissory notes, and including all interests reserved and available for future grant under any equity incentive or similar plan of the Company and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing. SAFEs totaling $600,000 have a conversion price of 90% of the price per unit of preferred units received by the Company in a Qualified Financing.

In 2022, the Company issued SAFEs totaling $950,000. The SAFEs are automatically convertible into preferred units on the completion of a Qualified Financing. SAFEs totaling $450,000 have a conversion price of 90% of the price per unit of preferred units received by the Company in a Qualified Financing. SAFEs totaling $375,000 have a conversion price the greater of: (1) a number of shares of Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Preferred Stock; or (2) a number of shares of MFN Stock equal to the Purchase Amount divided by the MFN Conversion Price Per Share. SAFEs issued totaling $125,000 are automatically convertible into preferred units on the completion of an equity financing event ("Qualified Financing") for the amount equal to the Company's capitalization multiplied by 7%.

NOTE 8 – EQUITY-BASED COMPENSATION

In 2020, the Company adopted a 2020 Equity Incentive Plan ("2020 Plan") which permits the grant or option of shares to its employees for up to 432,750 shares of common stock. In of December 31, 2022 and December 31, 2021 the Company granted shares from the 2020 plan totaling 62,729 and 46,795, respectively. As of December 31, 2022 the Company had a remaining 109,524 shares available under the 2020 Plan.

The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date. Stock awards generally vest over four years.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2022 and December 31, 2021.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial

SAFEHAVEN LABS, INC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021
(UNAUDITED)

markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 10 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 11 – SUBSEQUENT EVENTS

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,235,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,235,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through March 29, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Form of Security

SAFEHAVEN LABS, INC. D/B/A SOON

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2023

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2023 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], **Safehaven Labs, Inc. d/b/a Soon**, a Delaware corporation (the "**Issuer**"), hereby issues to the Investor the right to certain shares of the Issuer's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 10%.

The "**Valuation Cap**" is $20,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

    (a) **Equity Financing**.

        (i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Issuer shall promptly notify the Investor of the closing of the First Equity Financing and of the Issuer's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Issuer) sold in the First Equity Financing. The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion

Price, the "**First Equity Financing Price**").

(ii)   If the Issuer elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Issuer shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Issuer's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of Capital Stock (whether Preferred Stock or another class issued by the Issuer) sold in the Subsequent Equity Financing. The number of shares of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event before the termination of this instrument but after one or more Equity Financings have occurred, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Issuer) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Issuer's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Not withstanding Section 1(b)(i)(2) or Section 1(b)(ii)(2), if the Issuer's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Issuer shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Issuer's board of directors.

(c)   **Dissolution Event**.   If there is a Dissolution Event (defined below) before this instrument terminates in accordance with Section 1(a) or Section 1(b), subject to the preferences applicable to any series of Preferred Stock, the Issuer will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Issuer's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Issuer at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**.   This instrument will terminate (without relieving the Issuer or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Issuer, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Issuer having the right to vote for the election of members of the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, other than a transaction or series of related transactions in which the holders of the voting securities of the Issuer outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Issuer or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**Common Stock**" means common stock, par value **$0.00001** per share, of the Issuer.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Issuer's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Issuer of its Capital Stock to one or more third parties following the date of this instrument from which the Issuer receives gross proceeds of not less than **$5,000,000** cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Issuer to any director, officer, employee, advisor or consultant of the Issuer in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Issuer, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Issuer's existing equity incentive plans, (ii) convertible promissory notes issued by the Issuer, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Issuer's IPO, and ending on the date specified by the Issuer and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Issuer or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Issuer.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Issuer for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Issuer Representations*

(a)　　The Issuer is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)　　The execution, delivery and performance by the Issuer of this instrument is within the power of the Issuer and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Issuer. This instrument constitutes a legal, valid and binding obligation of the Issuer, enforceable against the Issuer in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Issuer, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Issuer; or (iii) any material indenture or contract to which the Issuer is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Issuer.

(c)　　The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Issuer; (ii) result in the acceleration of any material indenture or contract to which the Issuer is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Issuer or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Issuer, its business or operations.

(d)　　No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Issuer's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to Section 1.

(e)　　The Issuer shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)　　The Issuer is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Issuer Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Issuer Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities

Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Issuer has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Issuer with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Issuer and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Issuer regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Issuer or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Issuer is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Issuer, and that the Issuer has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Issuer. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the subscription, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Issuer has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Issuer questions about its business plans, "Risk Factors," and all other information presented in the Issuer's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Issuer are subject to the same restrictions and the Issuer uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Issuer may impose stop transfer instructions with respect to the Investor's registrable securities of the Issuer (and the Issuer shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Issuer (and the shares or securities of the Issuer held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Issuer to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Issuer of the proposed disposition and shall have furnished the Issuer with a detailed statement of the circumstances surrounding the proposed

disposition and, if reasonably requested by the Issuer, the Investor shall have furnished the Issuer with an opinion of counsel reasonably satisfactory to the Issuer that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Issuer's competitors, as determined by the Issuer in good faith.

(f)   If the Investor intends to transfer the Crowd SAFE (**"Transfer"**) in accordance with this Section 5, the investor accepting transfer (**"Transferee"**) must pass and continue to comply with the Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g)   The Investor understands and agrees that the Issuer will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Issuer's charter or bylaws, any other agreement between the Investor and the Issuer or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the subscription of this Crowd SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b)   The Investor agrees to take any and all actions determined in good faith by the Issuer's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Issuer and the Investor, or (ii) the Issuer and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature

page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Issuer or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Issuer's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Issuer may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Issuer's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Issuer's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of **Delaware**, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be **Phoenix, AZ**. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l) The Investor agrees any action contemplated by this Crowd SAFE and requested by the Issuer must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

SAFEHAVEN LABS, INC. D/B/A SOON

By:
Name: Aaron Bylund
Title: Co-CEO
Address: 2701 N Thanksgiving Way, #100, Lehi, UT 84043
Email: aaron@soon.app

INVESTOR:
By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2023 issued by **Safehaven Labs, Inc. d/b/a Soon** (the "**Security**"). The Nominee shall receive all notices and communications on behalf of the Investor, and cause the Security, or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian of the Nominee's sole discretion (**"Custodial Conversion"**). The Nominee is authorized and empowered to undertake Custodial Conversion at any point after issuance of the Securities. To the extent the Investor is entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of the Investor in all respects thereto (without prior or subsequent notice to the Investor) until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of the Chief Executive Officer of Safehaven Labs, Inc. d/b/a Soon ("**Nominee Designee**"). Notwithstanding the foregoing, the Nominee Designee shall not have any discretion whatsoever over the selection of a duly qualified custodian. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Notwithstanding the foregoing, the Nominee shall not vote or elect to amend or otherwise sell, assign, or hypothecate the beneficial interest in the Security to a third-party at the direction of the Nominee Designee; in all cases the Issuer or the Nominee on the Issuer's behalf must seek instructions from the Investor in accordance with the terms thereof.

Upon any conversion of the Securities into Conversion Securities of the Issuer, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Issuer that will convert in connection with the equity financing or corporate event and being the same as the subscribers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, including by e-mail, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Issuer mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information (**"PII"**) in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **NOMINEE:**

                                                       Republic Investment Services LLC

By: By:

Name: Name: Caroline Keller, President

Date: Date:

COMPANY:

SAFEHAVEN LABS, INC. D/B/A SOON

By:

Name: Aaron Bylund, Co-CEO

Date:

EXHIBIT C

Video Transcript

<center>**Soon**</center>

<center>**Campaign Page Video Transcript**</center>

Video Captions:

0:00:00.060,0:00:05.760

You need to spend money to live your life, and

now your crypto gains can automatically reimburse

0:00:05.760,0:00:11.520

your daily spending. Soon fully automates crypto

investing, and sends your earnings back to your

0:00:11.520,0:00:17.460

bank account weekly. Just schedule a monthly

deposit and soon does the rest. Your money is

0:00:17.460,0:00:21.780

automatically dollar-cost averaged into a

pre-selected portfolio of cryptocurrencies.

0:00:21.780,0:00:28.440

That means Soon will invest an equal amount every

day for 30 days. Then when you spend five dollars

0:00:28.440,0:00:33.780

on a cup of coffee, Soon sorts your investment

positions from highest performing to lowest,

0:00:33.780,0:00:38.820

and sells as many of your highest performing

positions as needed to help cover your transaction.

0:00:38.820,0:00:45.480

In this case, it was five positions that grew the

most from market fluctuation. Each week all of the

0:00:45.480,0:00:50.760

money you've earned from selling investments is

sent back to your bank account. A portion of your

0:00:50.760,0:00:55.560

earnings is set aside in a Tax Stash that can be

used to file taxes at the beginning of the year.

0:00:56.220,0:01:01.980

Soon also provides automated tax-loss harvesting,

removing your lowest-performing investments to

0:01:01.980,0:01:07.680

reduce your tax burden. When this happens, a portion

of your Tax Stash can be unlocked and reinvested.

0:01:07.680,0:01:13.020

You no longer need to spend hours in stressful

market research or ride the emotional roller

0:01:13.020,0:01:19.020

coaster of market volatility. Soon is a simple,

stress-free crypto experience designed to give

0:01:19.020,0:01:24.060

you more financial choice in the near term. So

you can live your life the way you want...Soon

EXHIBIT D

Testing the Waters Communications

 

Republic

Company Name	Soon
Logo	
Headline	Stress-free, fully-automated crypto investing

Slides





Tags   B2C, SaaS, Crypto, Fintech, AI & Machine Learning, Blockchain,
                   Companies

Pitch text

Summary

- Reimburse daily spending with your crypto gains
- Fully-automated crypto investing — directly from your bank account
- Automated portfolios, buying/selling, and tax management
- Unique investing strategy reduces exposure to recession & inflation
- Partnered with Ideaship for patent acceleration and funding
- $1.5M raised: Y Combinator, Goodwater, Soma Capital, Dragon Capital
- Founders with cumulative 29+ years of experience in tech

Problem

Crypto has an adoption problem

because it's <u>volatile</u> and <u>complicated</u>.

- **74%** of people aren't investing in crypto because it's too complicated, difficult or risky *(Motley Fool)*

- **84%** of Americans have never invested, traded or owned crypto *(Pew Research Center)*

Solution

Effortless AI-enabled crypto investing

that performs in any market

and supports daily spending.

Simple & Stress-Free ✔️

Soon removes the need to speculate or time the market. It's a simple solution that requires no effort from users.

Fully Automated ✔️

Soon automates both the buying and selling of assets, providing end to end investing automation.

Recession Resistant ✔️

Soon's unique investing strategy keeps exposure to recession and inflation low while harnessing short-term volatility to generate strong returns.

AI Boosted ✔️ ⑨ OpenAI

OpenAI is utilized to enhance Soon's automated features to increase the chances that you will take advantage of your market gains.



Automated Portfolios

No complicated research, no speculation. Soon provides a standard portfolio for everyone.



Automated Buying

Soon automates the purchase of crypto investments by dollar-cost-averaging.





**Automated Selling to
Reimburse Daily Spending**

Soon automatically sells crypto gains
when you spend to help cover your
transactions. Earnings are sent directly
back to your bank.

Automated Taxes

Soon automatically sets aside a portion
of your earnings into a tax stash and
helps you file your taxes.

Investing with peace of mind

- **Taxes Made Easy**

  Soon utilizes tax-loss harvesting, sets aside a portion of gains to cover
  capital gains taxes and provides simple tax documents for easy filing

- **Secured**
  Designed with multiple fail-safes and bank-grade security protocols.

- **Private and Anonymous**
  Encrypted data privacy with military-grade 256 bit encryption.

Download *Soon* now





Product

How Soon works

Automated Deposits

Soon connects to your bank and begins automatically depositing your monthly investments.



Automated Portfolio Selection and Dollar-Cost Averaging

Soon invests your monthly deposit over 30 days via dollar-cost averaging into a set portfolio. Each investment position is tracked independently.



Daily Spending Activity Used to Trigger Crypto Sales

Connect your debit and credit accounts and Soon is securely notified when you spend. Your daily transactions are used to guide when and how much of your crypto gains to sell.



Automated Selling of Gaining Investment Positions

After Soon is notified of a spending event, the algorithm will automatically rank-order all of your investment positions and sell your gains up to the dollar amount of your spending transaction.



Weekly Automated Payouts

Earnings from the sale of your crypto gains are sent back to your bank account weekly.



Automated Tax Stash for Capital Gains Taxes

A portion of your earnings are set aside in a tax stash for you to file your capital gains taxes in tax season.



Dynamic Tax-Loss Harvesting

Your worst-performing positions can be sold for tax-loss harvesting. This reduces your tax burden and a portion of your tax stash can be unlocked and reinvested.



Asset dependability






Assets are all held 1 to 1	Solely incorporated in the USA. No foriegn sub-entities. Fully compliant with all regulations.	Quarterly Audits + Full Annual Audits	No Direct Exposure to FTX, Luna, BlockFi, Celsius or Voyager	Wallets are protected by a regulated Nevada Trust

Average returns June to Dec 2022*

11.9%

* The percent return of total investments liquidated in the time period, including positions acquired in prior months

Average time to exit each position

17 Days





Coming in the future

Debit card, stocks, B2B & B2B2C

- Instant Liquidity
- Allows users to invest more
- Increased earning potential
- Decreased price correlation for greater gain opportunities
- Invest in crypto and/or stocks

Business Accounts

Soon can work for businesses just as well as it can for consumers. In a future product, Soon will provide returns for business accounts and specialized features for those unique needs.

Soon for Wealth Advisors

Many HNWIs (High Net Worth Individuals) are requesting help investing in crypto from their wealth advisors, but their advisors do not have stong solutions. Soon will provide a service with a backend portal that allows for customer configuration, so wealth advisors can offer Soon to their clients.

Download *Soon* now





Traction

Validation through transaction volume, patent value, & test sites

Significant volume per user during beta

Registered Users	Invested Users	Transfer Orders	Trade Orders
1080	150	~$130K	~$264K

—

Current Revenue

First 3 weeks after launching with new custodial partner Fortress Trust.

Total Deposits		Projection based on Current Growth Rate	
$250K			
ARR	MRR	Avg Recurring Deposit Size	$1,800
$180K	**$15K**	ARPU	$1,500
		At 7K Users	$10M ARR

—

Our submitted patents are valued at $8.5M and growing

with the support of Ideaship, our patent partner/investor.



Current   Projected (5yrs)

$8.5M $75.6M   ideaship

Our patent partner and investor Ideaship has worked closely with our team to validate, accelerate and value our patents.

Patent 1: Apparatus, system and method for intelligent choice in currency **(view here)**

- Submitted December 2017
- Currently on 3rd round revisions

Patent 2: Fractionalizing and managing objects using cryptographically linked blocks

- Submitted November 2020
- Currently on 1st round revision

Test site validation

Our agency created 2 new brands to test
market interest in Soon. The websites and ads
feel real, but when signing up, it collects no
data and sends users to a 404 error.

Waitlist growth: 2,500 — acquired with less
than $1.5K ad spend





Future growth



Revenue

* Click here for important information regarding Financial Projections which are not guaranteed.

Business Model

Our revenue model supports ARPU of $260+

Standard

1.99% Transfer Fee (in & out)

+

3.99% Market Spread (in & out)

=

$230+ ARPU*

Premium

1% Transfer Fee (in & out) & Insurance, instant transfers, yield products & more

+

3.99% Market Spread (in & out)

+

$6.99 Monthly Subscription* ——→ One-time annual subscription available at 15% discount

=

$300+ ARPU*

*Assuming user invests only $150/month. Revenues can increase dramatically when users invest more each month.

$50 Customer Acquisition Cost | Average 3 month CAC payback

Outlook

- **Year 1:**

  $1M marketing spend, 15K paid users, $3M Revenue

- **Year 2:**

  $4M marketing spend, 80K paid users, $18M Revenue

- **Year 3:**

- $15M marketing spend, 250K paid users, $57M Revenue

* Click here for important information regarding Financial Projections which are not guaranteed.



Market

Millennial spending is measured in the

Trillions

Total Available Market

72M

Millennials in the US

Available Spend

$2.4T

Total Millennial Discretionary Spend US

Soon's Target Segment***

33M

millennials
X
$34k annual discretionary spend
=

$1.1T

Acquirable Discretionary Spend

Potential Annual Gross Revenue

$6.99/Monthly Fee
+
$34K x 5%[†] Transfer Fees
=
~$1784/user/year
X
33M MAU
=

$59B

Soon can compete for all of a millennial's $34K of annual discretionary spend.

Most of the companies vying to service consumer crypto investments can only go after a small percentage of their user's net worth. Speculative exchanges tend to produce emotional, long-term and risk-averse investing behaviors.

But Soon is changing the relationship between the customer and crypto assets. With Soon, users begin to view their crypto investing as more of a rewards/cashback program that is layered on top of their daily spending.

Because liquidity happens so quickly and money flows back into their bank account weekly, customers are willing to push more of their money through Soon than they would other services. In fact, many of our users increase the amount they invest every month over time as they see constant proof of service.

* Click here for important information regarding Financial Projections which are not guaranteed.

**Source: Forbes.com, $34K avg. discretionary spend X 72M millennials
***Source: 33m millennials w/$15K+ in savings Bank of America survey
†2.5% transfer fee in and out

Competition

"High returns + automation" in a category of our own



Soon's offering is a powerful combination of strong user experience and high potential returns. Our users have experienced strong returns, but they don't need to speculate on the market, spend significant time on market research or have any previous experience.

Vision And Strategy

Targeting $10M ARR in 2024

and building towards global expansion & exit.*

Roadmap & projections

Tactic	Strategic Partner		Description
		✔ Partner is under contract
		✔ Contract in negotiation
Word of Mouth Marketing	Ant Money	✔	Ant Money has 500,000 users who refer apps for stock rewards.
Bank & Credit Union Members	ASA	✔	Asa is a platform that connects fintechs with hundreds of thousands of members of banks and credit unions for a revenue share and zero CAC.
Influencers & Affiliates	impact	✔	With Impact we can run campaigns with affiliates and influencers.
Crowdfund Campaign	Republic	✔	Negotiating with all 3 platforms to select one, each have over 1M retail investors for self-funded user acquisition.
Merchant Match	START	✔	Start will provide a matching investment for their merchant clients who invest with Soon.
Digital Marketing	WEBINAUTS	✔	Webinauts provides paid ads, SEO, and other marketing services.

* Click here for important information regarding Financial Projections which are not guaranteed.

Impact

Making it easy for anyone to build wealth

Soon's mission is to help people from all financial background to build their wealth and accomplish life goals faster.

As long as you are not living paycheck to paycheck, Soon can help you in the near-term. Soon also provides a reinvesting feature, so you can focus on your long-term

Funding

$2.5M raised to date

Seed round led by:

 



Founders

Mike Shattuck

and Aaron Bylund



MIKE SHATTUCK

Michael@soon.app

Mike is a seasoned technologist, with 15 years of experience in software engineering.

vivint.

 PLURALSIGHT

Mike has extensive experience with machine learning, security, large-scale applications, and payment processing systems. He served as the technology liaison on the board of directors for Klymit, an outdoor recreation innovator. Mike has always had a passion for cryptography. When he first discovered blockchain technology, he became obsessed, diving in to learn as much as he could. Mike is the chief architect of the platform system.



AARON BYLUND

Aaron@soon.app

Aaron has 14 years of experience in digital marketing, communications, management and corporate strategy.




He has led teams in global organizations including SMBs, large enterprises, non profits, and open source communities. Aaron is experienced in graphic design, front-end design, branding & messaging, SEO, corporate social media, online reputation and drove corporate strategy for a publicly traded company. Aaron has a passion for social good and any technology that advances personal liberty and enables individual self reliance.

Summary

A note from Soon's founders Aaron and Mike

We built Soon first for ourselves. After years in marketing and software development, we finally had some extra money, so we began looking for a way to invest without the hassle of speculating. That's when we stumbled across an idea…using daily spending to trigger the sale of crypto gains. We began testing and discovered that this approach produces strong returns, a better experience, and could help millions of people, from any financial background to accomplish their life goals faster. That's what drives us to continue building Soon.

What makes Soon a great investment?

- Powerful combination of great UX and strong returns.

- Strong MRPU and rapid path to profitability
- Soon can incentivize users to invest more of their cash flow
- Soon makes speculative assets less emotional and more like a rewards program
- Soon is sticky and becomes part of a user's daily life.

Team

 Michael Shattuck   Founder

 Aaron Bylund   Founder

 Kevin Hammons   Head of Growth & Analytics

---

Perks

FAQ

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering. |

| **Is Soon a safe and secure way to invest?** | Soon employs military-grade 256 bit encryption to protect your data, especially your personal financial information. We also value your privacy. Your personal data is encrypted using methods that prevent anyone, even us, from accessing it without your permission.

A level of risk exists for any investment and Soon does not remove all risk from investing. However, Soon's investment strategy is designed to reduce exposure to risk by selling assets that have increased in value, triggered by your spending activity.

Investment positions that are at a loss when your spending activity is observed will not be selected for divestment and remain in your account until the market brings them back into a gaining position. As such, the more frequently you use Soon for your investments and transactions, the more likely it may be that an asset gain will be available. |
| **What assets are being used in the Soon portfolio?** | Currently customer portfolios consist of 5 cryptocurrencies, evenly split. This is the same for all users. The assets currently being used in Soon's customer portfolios are the following: Bitcoin, Ethereum, Chainlink, Uniswap, Algorand.

In the future it is likely that this mix of assets will change as we constantly test and seek to improve customer returns. |

Who can use Soon?	Currently US residents 18 or older are able to use Soon. But we hope to expand into other regions in the near future.
Does Soon issue a debit card to customers?	No, Soon doesn't issue a debit card directly. Instead, you connect your debit and credit cards through our bank connection partners Plaid and MX. We will be securely notified when you spend and this will trigger the sale of your investment gains. A debit card issued directly by Soon is something that we hope to provide in the future.
What happens if the market crashes?	Soon is designed to take advantage of short-term volatility. Last year in our beta from June to December 2022, the market was moving in a downward direction, yet our users averaged 12% returns on exited positions, and the average lifetime of each position was 16 days. Soon is not trying to predict the future. Instead positions are sold aggressively and often. That means, when a significant and steep drop in the market occurs, it is more likely that Soon has already sold most of your investment positions, so you are less exposed to the downturn.

How is Soon regulated?

Soon is not a custodian, investment advisor, money services business or money transmitter. Soon's partners manage the heavy lifting on the regulatory side. Soon's core investment and divestment strategies are considered by the SEC to be non-customized and self-directed, and they have shared the opinion that Soon is not providing investment advice. Additionally, the assets Soon employs into customer portfolios are not currently considered securities by the SEC.

However, in the event common crypto assets become regulated as securities, and we choose to offer more individualized features, we have already built the framework to be able to become an investment advisor.

What about capital gains taxes?

During the onboarding process you will determine what your capital gains tax percentage is based on the way you are filing and your projected income. Soon will automatically set aside that percentage of your earnings into a tax stash that is available at the end fo the year when you file your taxes.

We are building out a tax-loss harvesting feature that can sell your lowest-performing positions if they drop below a certain loss threshold. When this happens, your tax burden is decreased and Soon can unlock a portion of your tax stash to reinvest it or send it to your bank account.

Soon will also provide you with the documents you need to file your taxes.